221 Main Street, Suite 1550, San Francisco, CA 94105

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: DocuSign, Inc. Request for Withdrawal of Filing of Pre-Effective Amendment on Form S-3/A (Registration No. 333-245055)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, DocuSign, Inc. (the “Company”) respectfully requests the immediate withdrawal of the above-referenced amendment to its registration statement on Form S-3 (the “Amendment”), filed with the Securities and Exchange Commission on April 22, 2022.

The Company’s Amendment was inadvertently filed as a pre-effective amendment using the EDGAR form type, “S-3/A”, rather than “POS AM”. A correctly tagged submission will be filed shortly.

Thank you for your assistance in this matter.

Sincerely,
DocuSign, Inc.

By:     /s/ Trâm Phi
Name:    Trâm Phi
Title:     Senior Vice President and General Counsel